Via Facsimile and U.S. Mail
Mail Stop 6010

September 24, 2007

Mr. Gary D. Willis
Chief Accounting Officer
LifePoint Hospitals, Inc.
103 Powell Court, Suite 200
Brentwood, TN 37027

> **Re: LifePoint Hospitals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 0-51251**

Dear Mr. Willis:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant